UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”), complementing the Notice to the Market published on July 29, 2015, informs its shareholders and the market in general, that received correspondences from Telefónica S.A. (“Telefónica”) and Société d’Investissements et de Gestion 108 SAS (“SIG108”), company controlled by Vivendi S.A., informing that, in this date, the exchange of shares was concluded, resulting in the transferring of 46,000,000 Telefónica's shares, held in treasury, to SIG108, in exchange for 58,400,000 Company´s preferred shares owned by SIG108 transferred to Telefónica.

Consequently, Telefónica shareholding position at the Company was increased by 5.2% in relation to the total preferred shares of the Company, and by 3.5% in relation to the total capital stock of the Company. In the opposite way, SIG108 shareholding position at the Company was reduced in the same proportion. Therefore, from this date on, SIG108 does not hold any stake at the Company.

The Investor Relations Office remains available to shareholders to clarify any issues related to the object of this Notice, through the telephone +55 11 3430-3687 or through the ir.br@telefonica.com e-mail.

São Paulo, September 16, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 16, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director